Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE – INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Highlights

For the third quarter of 2014, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated net income of $12.6 million and operating income of $15.5 million

•	Generated Adjusted EBITDA of $25.7 million (1)

•	Generated distributable cash flow of $14.7 million (1)

In addition:

•	Following the completion of the Partnership’s June 2014 offering of 4,600,000 common units, in July 2014, the underwriters exercised their overallotment option to purchase 640,000 additional common units raising approximately $17.6 million in net proceeds. The Partnership’s general partner also contributed $0.4 million to maintain its 2% ownership in the Partnership. Total net proceeds raised in June and July amounted to $146.3 million.

•	On October 15, 2014, the Partnership declared a cash distribution of $0.49 per unit with respect to the quarter ended September 30, 2014 payable on November 14, 2014 to unitholders of record on the close of business on November 4, 2014. This corresponds to a distribution of $1.96 per unit on an annualized basis and represents a 12.6% increase from the distribution for the second quarter of 2014.

•	On September 12, 2014, Knutsen NYK Offshore Tankers AS, the owner of our general partner (“KNOT”), entered into new long-term charters with a subsidiary of BG Group plc (“BG”) to provide shuttle tanker services in Brazil beginning in late 2016. The charters with BG will be serviced by two Suezmax-size DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries (“HHI”) in South Korea. Pursuant to the Omnibus Agreement that the Partnership entered into with KNOT at the time of its initial public offering (the “Omnibus Agreement”), the Partnership will have the option to acquire the vessels at fair market value from KNOT following BG’s acceptance of the vessels.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financial Results Overview

KNOT Offshore Partners reports net income of $12.6 million and operating income of $15.5 million for the third quarter of 2014, as compared to net income of $6.4 million and operating income of $9.4 million for the third quarter of 2013.

All vessels operated well throughout the third quarter of 2014 with 98.4% utilization (7.4 days offhire). Operating income increased by $6.1 million and finance expense decreased by $0.1 million in the third quarter of 2014 compared to the third quarter of 2013.

In comparison to the second quarter of 2014 when the Partnership reported net income of $2.5 million, the higher net income in the third quarter of 2014 was a result of the Hilda Knutsen and the Torill Knutsen being included in the Partnership’s results of operations from July 1, 2014, and a $4.2 million of reduction in finance expense. The reduction in finance expense was primarily due to a $3.5 million increase in realized and unrealized gain on derivative instruments and a $0.8 million reduction less in other finance expense.

Underwriters exercise overallotment option

On June 27, 2014, the Partnership sold 4,600,000 common units at a price of $28.43 per unit in a public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units. The underwriters exercised their option to purchase an additional 640,000 common units in July 2014. In connection with the offering, the Partnership’s general partner contributed a total of $3.1 million ($2.7 million in June and $0.4 million in July) in order to maintain its 2% general partner interest in the Partnership.

The Partnership utilized the net proceeds from the offering and related capital contribution by the general partner to fund the cash portion of the purchase prices of the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

Refinancing of Fortaleza Knutsen and Recife Knutsen

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance all its existing long term bank debt. The senior secured credit facilities consisted of a $20 million revolving credit facility and two term loans of $220 million and $140 million. Loans under the senior secured credit facilities bear interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The term loans will mature in June 2019. The term loans are repayable in 20 consecutive quarterly installments commencing in September 2014 with a balloon payment equal to 66% of the initial loan amount due at maturity. The revolving credit facility terminates in June 2019. The loans are guaranteed by the Partnership and secured by vessel mortgages. The $220 million facility and the $20 million revolving facility were drawn in June 2014 and were used to repay $198.9 million of existing debt secured by the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen and a revolving facility and the seller credit from KNOT of $10.8 million related to the August 2013 acquisition of the Carmen Knutsen. The drawing of the new $140 million facility is expected to occur by December 31, 2014 and will replace existing bank debt of $126.2 million secured by the Fortaleza Knutsen and Recife Knutsen.

Financing and Liquidity

As of September 30, 2014, the Partnership had cash and cash equivalents of $44.4 million. Total interest bearing debt outstanding was $536.2 million. The average interest paid on the Partnership’s outstanding debt during the quarter ended September 30, 2014 was approximately 2.4% over LIBOR.

As of September 30, 2014, the Partnership had entered into various interest rate swap agreements for a total notional amount of $350.0 million to hedge against the interest rate risks of its variable rate borrowings. The Partnership does not apply hedge accounting for derivative instruments.

Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate ranging from 1.25% to 1.46%.

As of September 30, 2014, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $141.8 million, based on total net interest bearing debt of approximately $536.2 million less the notional amount of its floating to fixed interest rate swaps of $350.0 million, and less cash and cash equivalents of $44.4 million.

The Partnership’s outstanding debt of $536.2 million as of September 30, 2014 is repayable as follows:

(US $ in thousands)	Annual repayment	Balloon repayment
2014	$9,691	$—
2015	39,268	—
2016	29,118	102,425
2017	25,568	—
2018	24,337	136,500
2019	3,929	165,357

Total	$131,911	$404,282

Outlook

The Partnership’s current fleet has an average fixed employment of 5.1 years and an average age of 3.4 years.

Under the Omnibus Agreement, the Partnership has the option to purchase the Ingrid Knutsen and the Raquel Knutsen from KNOT within 24 months of their delivery to charterers.

In August, 2014, KNOT purchased two shuttle tankers, the Dan Sabia and the Dan Cisne, which are on long-term bareboat charters to Transpetro ending in the third quarter of 2023 and first quarter of 2024, respectively. The Dan Sabia and the Dan Cisne may be offered to the Partnership in the future under the terms of the Omnibus Agreement.

On September 12, 2014, KNOT entered into new long-term charters with a subsidiary of BG to provide shuttle tanker services in Brazil beginning in late 2016. The charters with BG will be serviced by two Suezmax-size DP2 shuttle tanker newbuildings to be constructed by HHI. Pursuant to the Omnibus Agreement, the Partnership will have the option to acquire the vessels at fair market value from KNOT following BG’s acceptance of the vessels.

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT any offshore shuttle tankers that KNOT acquires or owns that are employed under charters for periods of five or more years.

There can however be no assurance that the Partnership will acquire any such vessels from KNOT.

The Board of Directors of the Partnership (the “Board”) continues to believe that there are significant opportunities for growth for the Partnership, and the demand for offshore shuttle tankers will over time continue to grow based on identified projects.

The Board is pleased with the development of new business opportunities and the results of operations of the Partnership for the quarter ended September 30, 2014, and is confident that the Partnership continues to be well positioned to grow its earnings and distributions.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of seven offshore shuttle tankers operating under long-term charters to oil majors.

KNOT Offshore Partners is structured as a publicly-traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Friday, November 7, 2014 at noon (ET) to discuss the results for the third quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-270-1533 or 1-412-317-0797, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

November 6, 2014

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Arild Vik (+44 7581 899 777)

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Three Months Ended June 30, 2014	Nine Months Ended September 30,
(USD in thousands)	2014	2013		2014	2013
Time charter and bareboat revenues (1)	34,247	20,454	22,116	78,129	50,934
Loss of hire insurance recoveries	—	—	—	—	250
Other income	18	—	3	29	—
Total revenues	34,265	20,454	22,119	78,158	51,184
Vessel operating expenses	7,601	3,830	4,324	16,522	9,861
Depreciation and amortization	10,201	6,304	6,782	23,763	16,984
General and administrative expenses	987	960	1,461	3,491	4,359
Total operating expenses	18,789	11,094	12,567	43,776	31,204
Operating income	15,476	9,360	9,552	34,382	19,980
Finance income (expense):
Interest income	0	16	3	4	25
Interest expense	(4,014)	(2,653)	(3,856)	(10,583)	(7,941)
Other finance expense	(96)	(150)	(914)	(1,231)	(1,798)
Realized and unrealized gain (loss) on derivative instruments (2)	1,128	(252)	(2,342)	(1,168)	(339)
Net gain (loss) on foreign currency transactions	68	31	36	80	173
Total finance expense	(2,914)	(3,008)	(7,073)	(12,898)	(9,880)
Income (loss) before income taxes	12,562	6,352	2,479	21,484	10,100
Income tax benefit	1	5	18	—	(2,938)
Net income (loss)	12,563	6,357	2,497	21,484	7,162
Net income (loss) attributable to KNOT Offshore Partners LP Owners	12,563	6,357	2,497	21,484	7,162

Weighted average units outstanding (in thousands of units):
Common units	13,657	8,568	8,719	10,315	8,643
Subordinated units	8,568	8,568	8,568	8,568	8,568
General partner units	454	350	353	385	351

(1)	Time charter revenue for the third quarter 2014 includes a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charterhire. In previous quarters in 2014 a non-cash item of approximately $0.5 million in reversal of contract liability provisions was included.
(2)	The mark to market net gain related to interest rate swaps and foreign exchange contracts for the third quarter of 2014 includes unrealized gain of $1.8 million and $0.7 million of realized loss.

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

(USD in thousands)	At September 30, 2014	At December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	44,439	28,836
Restricted cash	—	458
Trade accounts receivable	1,710	—
Amounts due from related parties	16	77
Inventories	942	578
Derivative assets	—	248
Other current assets	4,241	1,814
Total current assets	51,348	32,011
Long-term assets:
Vessels and equipment:
Vessels	1,027,861	692,926
Less accumulated depreciation and amortization	(98,904)	(75,141)
Net property, plant, and equipment	928,957	617,785
Goodwill	6,217	5,750
Deferred debt issuance cost	3,069	2,010
Derivative asset	4,852	2,617
Total assets	994,443	660,173

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	1,115	1,107
Accrued expenses	3,307	2,642
Current installments of long-term debt	39,018	29,269
Derivative liabilities	4,155	2,124
Income taxes payable	178	743
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	3,978	4,471
Amount due to related parties	753	163
Total current liabilities	54,022	42,037
Long-term liabilities:
Long-term debt, excluding current installments	497,176	310,359
Derivative liabilities	—	—
Contract liabilities	11,655	12,793
Deferred tax liabilities	2,023	2,141
Long-term debt from related parties	—	10,349
Other long-term liabilities	4,649	567
Total liabilities	569,525	378,246
Equity:
Partner’s capital:
Common unitholders	310,902	168,773
Subordinated unitholders	105,763	107,857
General partner interest	8,253	5,297
Total Partners’ capital	424,918	281,927
Total liabilities and equity	994,443	660,173

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain administrative and other expenses, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the combined financial statements for the year ended December 31, 2013 filed by KNOT Offshore Partners with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2014. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2014 (unaudited)
Net income	$12,563
Add:
Depreciation and amortization	10,201
Other non-cash items; deferred costs amortization debt	308
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(5,659)
Deferred revenue	(858)
Unrealized gain from interest rate derivatives and forward exchange currency contracts	(1,846)

Distributable cash flow	$14,709

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2014 (unaudited)
Net income	$12,563
Interest income	0
Interest expense	4,014
Depreciation and amortization	10,201
Income tax (benefits) expense	(1)
EBITDA	26,777
Other financial items (a)	(1,100)

Adjusted EBITDA	$25,677

(a)	Other financial items consist of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.